04004723

AA 3/11/2004

VF 3-12-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37551

RECEIVED FEB 27 2004 187 SECTION PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT DESIGNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13160 WEST BURLEIGH ROAD
(No. and Street)

BROOKFIELD (City) WISCONSIN (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS NACKERS (262) 783-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DWAYNE JOHNSON & ASSOCIATES, S.C.
(Name – *if individual, state last, first, middle name*)

N16 W24132 PRAIRIE CT. (Address) WAUKESHA (City) WISCONSIN (State) 53188 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS NACKERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT DESIGNERS, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
LOUIS PERSON IV
STATE OF WISCONSIN

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Designers, Inc.

ANNUAL AUDITED REPORT

For the Years Ended
December 31, 2003 and 2002

DWAYNE JOHNSON
&
associates, sc
CPA

To the Board of Directors
Investment Designers, Inc.
13160 West Burleigh Road
Brookfield, Wisconsin 53005

We have audited the accompanying Balance Sheets of Investment Designers, Inc. as of December 31, 2003 and 2002 and the related Statements of Earnings (Loss), Changes in Stockholders' Equity, and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Financial Position of Investment Designers, Inc. as of December 31, 2003 and 2002 and the results of its Operations, Changes in Stockholders' Equity and its Cash Flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in schedule 2 is required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwayne Johnson & Associates, S.C.

Dwayne Johnson & Assoc SC

Brookfield, Wisconsin
February 5, 2004

PHONE 262 544 4899
FAX 262 544 4866

DWAYNE JOHNSON
&
associates, sc
CPA

Board of Directors
Investment Designers, Inc.

We have examined the financial statements of Investment Designers, Inc. for the year ended December 31, 2003 and have issued our report thereon dated February 5, 2004. As part of our examination, we made a study and evaluation of the company's system of internal accounting controls (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Investment Designers, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). (The broker dealer was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period reviewed); (2) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13, and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

PHONE 262 544 4899
FAX 262 544 4866

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Investment Designers, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for the purposes in accordance with Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Sincerely,

Dwayne Johnson & Assoc SC

Dwayne Johnson & Associates, S.C.

Brookfield, Wisconsin
February 5, 2004

INVESTMENT DESIGNERS, INC.

Balance Sheets

As of December 31,

ASSETS

		2003		2002
Current Assets				
Cash and cash equivalents	$	42,795	$	31,005
Receivables				
Commissions		38,845		52,027
Other		4,688		-
Prepaids				
Insurance		3,255		9,918
Rent		3,836		4,265
Deposits		53,425		50,750
Total Current Assets		146,843		147,965
Fixed Assets				
Furniture & fixtures		93,183		93,183
Leasehold improvements		29,697		29,697
		122,880		122,880
Less accumulated depreciation		112,302		106,162
Total Fixed Assets		10,578		16,718
Other Assets				
Notes receivable - stockholders'		6,738		6,738
Security deposit		134		134
Total Other Assets		6,872		6,872
Total Assets	$	164,293	$	171,555

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Balance Sheets
As of December 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current Liabilities		
Capital lease obligation, current portion	$ -	$ 654
Accounts payable	4,015	5,227
Accrued liabilities		
Consulting fee	-	1,125
Commissions	25,898	34,685
Payroll taxes	40	16
Profit sharing	12,812	-
Total Current Liabilities	42,765	41,707
Stockholders' Equity		
Common stock, $1 par value; 56,000 shares authorized; 12,268 shares issued and 5,710 shares outstanding	12,268	12,268
Additional paid in capital	111,889	111,889
Treasury stock 6,558 shares	(52,728)	(52,728)
Retained earnings	50,099	58,419
Total Stockholders' Equity	121,528	129,848
Total Liabilities and Stockholders' Equity	$ 164,293	$ 171,555

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock		Additional	Treasury Stock		Retained	
	Shares	Amount	Paid in Capital	Shares	Amount	Earnings	Total
January 1, 2002	6,344	$ 12,268	$ 111,889	5,924	$ (23,181)	$ 92,019	$ 192,995
Stockholders' distributions	-	-	-	-	-	(36,000)	(36,000)
Purchase of 634 shares of treasury stock	(634)	-	-	634	(29,547)	-	(29,547)
Net earnings	-	-	-	-	-	2,400	2,400
December 31, 2002	5,710	12,268	111,889	6,558	(52,728)	58,419	129,848
Net earnings (loss)	-	-	-	-	-	(8,320)	(8,320)
December 31, 2003	5,710	$ 12,268	$ 111,889	6,558	$ (52,728)	$ 50,099	$ 121,528

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Statements of Earnings (Loss)
For the Years Ended December 31,

		2003		2002
Revenues	$	978,377	$	1,093,660
Cost of Revenues		344,567		382,608
Gross Profit		633,810		711,052
Percent of revenues		64.8%		65.0%
Operating Expenses		629,693		700,154
Other Income (Expense)				
Interest expense		(4)		(220)
Investment income		141		560
Other income		481		282
Rental income		9,600		9,600
Contributions		(930)		(1,750)
Depreciation		(6,140)		(7,727)
Profit sharing		(15,585)		(9,243)
Total Other Expense		(12,437)		(8,498)
Net Earnings (Loss)	$	(8,320)	$	2,400

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.

Statements of Cash Flows

For the Years Ended December 31,

	2003	2002
Cash Flows From Operating Activities		
Net earnings (loss)	$ (8,320)	$ 2,400
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Depreciation	6,140	7,727
(Increase) decrease in current assets		
Receivables	8,494	1,079
Prepaids	7,093	(2,769)
Deposits	(2,675)	1,297
Security deposit	-	(134)
Increase (decrease) in current liabilities		
Accounts payable	(1,212)	2,154
Accrued liabilities	2,924	(11,025)
	20,764	(1,671)
Net Cash Provided by Operating Activities	12,444	729
Cash Flows From Investing Activities		
Purchases of fixed assets	-	(4,438)
Treasury stock	-	(29,547)
Notes receivable - stockholders'	-	29,547
Net Cash Used by Investing Activities	-	(4,438)
Cash Flows From Financing Activities		
Distributions to stockholders'	-	(36,000)
Repayment of capital lease obligation	(654)	(2,441)
Net Cash Used by Financing Activities	(654)	(38,441)
Net Increase (Decrease) in Cash and Cash Equivalents	11,790	(42,150)
Cash and Cash Equivalents, Beginning of the Year	31,005	73,155
Cash and Cash Equivalents, End of the Year	$ 42,795	$ 31,005
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 4	$ 220

The accompanying notes are an integral part of these financial statements

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Investment Designers, Inc. (the Company) is presented to assist the reader in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities

The Company has one office located in Brookfield, Wisconsin and another located in Appleton, Wisconsin. The Company is primarily engaged in the sale of securities. The majority of the Company's customers are located in the Greater Milwaukee Area.

Cash and Cash Equivalents

The Company maintains its cash balances at two financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The uninsured balances as of December 31, 2003 and 2002 were $0.

Cash and cash equivalents consist principally of short-term investments and are recorded at cost, which approximates market value. The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

For purposes of the statement of cash flows, the Company combines cash and cash equivalents together.

Property and Equipment

The Company's property and equipment are carried at cost. Depreciation is provided using the straight-line and accelerated methods based upon the assets estimated useful lives. When equipment is retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and any profit or loss is credited or charged to income. Maintenance and repair costs are charged to expense as incurred, and improvements, which extend the useful life of the assets are capitalized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's income or loss is thereby reported on the stockholders income tax returns. Accordingly, no liability or provision for income taxes is shown in the accompanying financial statements.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Note B - Transactions With Affiliate

An affiliate, which has the same stockholders' as the Company, transfers a percentage of their managed accounts to the Company. These transfers are management fees, which for the years ended December 31, 2003 and 2002 were 267,585 and $348,517, respectively.

Note C - Deposits

An escrow deposit comprises $50,549 and $50,409 of this balance at December 31, 2003 and 2002, respectively. These amounts are comprised solely of a money market fund. The Securities and Exchange Commission requires the Company to have a $50,000 escrow deposit.

Note D - Leases

The Company leases equipment (included in property and equipment) under a capital lease expiring in 2003. The cost of the equipment was $10,195 while the accumulated depreciation at December 31, 2003 and 2002 was $10,195 and $9,175, respectively.

The Company leases its Brookfield office facility from a stockholder of the Company on a month-to-month basis. The Company leases its Appleton office facility from an unrelated party. The lease for the Appleton office facility terminates on June 30, 2005 and calls for an annual 3% increase in the rent.

The monthly rental payments for the office facilities for 2003 and 2002 were $3,983 and $4,131, respectively. The Company also subleases a portion of the Brookfield office to the affiliated company for $800 per month. Rental expense for 2003 and 2002 was $47,799 and $49,556, respectively, and the rental income for 2003 and 2002 was $9,600 and $9,600, respectively.

The Company also leases equipment under operating leases, which expire in 2002 and 2006. The rent paid in 2003 and 2002 was $2,664 and $2,942, respectively.

Note D - Leases Continued

At December 31, 2003 future minimum lease payments approximated the following:

	Operating Leases
Year ending December 31:	
2004	$ 24,636
2005	13,650
2006	1,784
Total minimum lease payments	$ 40,070

Note E - Retirement Plan

The Company sponsors a 401(k) profit sharing plan covering all full-time employees who have met certain age and service requirements.

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $91,364, which was $41,364 in excess of its required net capital of $50,000. The company's net capital ratio was 46.8%.

SUPPLEMENTARY SCHEDULES

INVESTMENT DESIGNERS, INC.
Schedules of Revenues and Cost of Revenues
For the Years Ended December 31,

	2003	2002
Revenues		
General securities	$ 140,330	$ 163,578
Mutual funds	161,598	144,917
Fixed annuities	44,009	36,817
Variable annuities	120,492	113,326
Trailers	180,927	160,597
Insurance commissions	22,641	70,193
Options	40,795	55,318
Ticket charges reimbursed	-	397
Management fees	267,585	348,517
Total Revenues	$ 978,377	$ 1,093,660
Cost of Revenues		
In-house payroll	182,407	209,031
Payroll taxes	11,856	13,588
Independent brokers commissions		
Art Jesswein	2,821	3,079
Cary Wilder	1,289	713
Chris Grant	5,495	-
Cynthia Bong	4,280	4,914
Danette Smith	622	1,633
Donald Brown	26,581	18,877
Jason Stubbe	64	173
Paul Larson	3,542	5,846
Paul Shorts	894	5,142
Peter Flanzer	74,208	56,514
Robert Thoms	1,072	3,624
Ron Mueller	3,636	2,768
Sharon Smith	10,721	476
Stephen Fredrichs	28	4,049
Steven Schreiber	223	984
Theodore Levin	1,779	-
Thomas Koehler	10,096	31,714
Tim Gerds	(96)	208
Traci Martens	2,522	18,086
Vern Evert	63	506
William Wenberg	464	683
Total Cost of Revenues	$ 344,567	$ 382,608

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.
Schedules of Operating Expenses
For the Years Ended December 31,

		2003		2002
Operating Expenses				
Advertising	$	6,838	$	4,762
Computer		2,012		5,205
Data processing		11,587		11,435
Dues & subscriptions		2,950		4,972
Education		243		772
Equipment rental		1,421		1,498
Exchange fees		5,187		4,796
Insurance		44,860		35,568
Licensing & fees		2,467		5,868
Maintenance & repairs		3,224		2,680
Meals & entertainment		11,734		9,329
Office supplies		3,535		5,315
Payroll				
Officers' wages		378,775		449,989
Other wages		36,694		37,161
Payroll taxes		23,226		24,517
Postage		5,929		5,216
Professional fees				
Accounting		10,445		7,809
Legal & other		260		-
Printing expense		2,233		2,021
Rent		47,799		49,556
Telephone		12,152		14,370
Travel		10,158		12,465
Other		5,964		4,849
	$	629,693	$	700,154

The accompanying notes are an integral part of these financial statements

INVESTMENT DESIGNERS, INC.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

The firm claims exception to rule 15c3-3 as noted in the Focus report dated January 14, 2004, on line 25C of part IIA under exception (2) (B) where as all customer transactions are cleared through another broker dealer on a fully disclosed basis. The firm is in compliance with the exception and schedule III is therefore not presented.

Investment Designers, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

Net Capital		
Total stockholders' equity qualified for net capital		$ 121,528
Deductions and /or charges:		
Non-allowable assets:		
Net book value of furniture and fixtures	10,578	
Receivable from stockholders'	6,738	
Other receivable	4,688	
Prepaid insurance	3,255	
Prepaid rent	3,836	
		29,095
Net capital before haircuts on securities positions		92,433
2% haircut on money market accounts		58
2% haircut on escrow deposit money market accounts		1,011
Net capital		$ 91,364
Computation of Basic Net Capital Requirement		
Minimum net capital required		2,852
Minimum dollar net capital requirement of dealer		50,000
Excess net capital		41,364
Excess net capital at 1000%		87,088
Computation of Aggregate Indebtedness		
Total aggregate indebtedness		42,765
Ratio: Aggregate indebtedness to net capital		46.8%

THERE IS NO MATERIAL DIFFERENCE FROM THE COMPANY'S COMPUTATION AS NOTED IN THE FOCUS REPORT DATED JANUARY 14, 2004 AND THE AUDITED FINANCIAL INFORMATION, THEREFORE, A RECONCILIATION IS NOT INCLUDED.

See accompanying auditors' report